
**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

# Term Sheet

**Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-9 Trust**

**WaMu Asset Acceptance Corp.**
Depositor

**Washington Mutual Mortgage Securities Corp.**
Seller

**Washington Mutual Bank**
Servicer

**LaSalle Bank National Association**
Trustee

**WaMu Capital Corp.**
Lead Manager

**October 26, 2006**

| | |
|---|---|
| **Closing Date** | **October 30, 2006** |
| **Investor Settlement Date (Fixed Rate Certificates)** | **October 31, 2006** |
| **Investor Settlement Date (Variable Rate Certificates)** | **October 30, 2006** |
| **First Distribution Date** | **November 27, 2006** |
| **Cut-Off Date** | **October 1, 2006** |


Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE CHARACTERISTICS OF THE MORTGAGE POOL AS OF 10/01/06. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, WHICH IS 10/01/06. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.



# WaMu Capital Corp.
### A Washington Mutual, Inc. Company

## Description of Certificates

| | Principal Amount (Approx.) [1][3] | WAL(Yrs) [2] | Prin Window (Mths) [2] | Certificate Interest Rate | Tranche Type | Expected Ratings S&P/Moody's |
|---|---|---|---|---|---|---|
| A-1A | $26,800,000.00 | 1.03 | 11/06 - 11/08 | Fixed% [4] | Senior | AAA/Aaa |
| A-1B | 74,200,000.00 | 1.03 | 11/06 - 11/08 | Variable% [5] | Senior | AAA/Aaa |
| A-2 | 10,000,000.00 | 2.31 | 11/08 - 05/09 | Variable% [6] | Senior | AAA/Aaa |
| A-3 | 30,000,000.00 | 3.02 | 11/08 - 04/11 | Fixed% [7] | Senior | AAA/Aaa |
| A-4 | 20,000,000.00 | 3.38 | 05/09 - 04/11 | Fixed% [8] | Senior | AAA/Aaa |
| A-5 | 14,250,000.00 | 5.00 | 04/11 - 06/12 | Fixed% [9] | Senior | AAA/Aaa |
| A-6 | 26,201,900.00 | 7.41 | 06/12 - 10/14 | Fixed% [10] | Senior | AAA/Aaa |
| A-7 | 21,264,300.00 | 6.32 | 12/09 - 10/14 | Fixed% [11] | Senior/NAS | AAA/Aaa |
| A-8 | 1,119,200.00 | 6.32 | 12/09 - 10/14 | Fixed% [12] | Senior/NAS | AAA/Aaa |
| M-1 | 5,671,300.00 | 5.31 | 11/09 - 10/14 | Fixed% [13] | Subordinate | AA/Aa2 |
| M-2 | 2,172,000.00 | 5.31 | 11/09 - 10/14 | Fixed% [14] | Subordinate | A+/A1 |
| M-3 | 1,206,700.00 | 5.31 | 11/09 - 10/14 | Fixed% [15] | Subordinate | A/A2 |
| M-4 | 1,206,700.00 | 5.31 | 11/09 - 10/14 | Fixed% [16] | Subordinate | A-/A3 |
| B-1 | 1,206,700.00 | 5.31 | 11/09 - 10/14 | Variable% [17] | Subordinate | BBB+/Baa1 |
| B-2 | 1,206,700.00 | 5.31 | 11/09 - 10/14 | Variable% [18] | Subordinate | BBB/Baa2 |
| B-3 | 1,206,700.00 | 5.28 | 11/09 - 10/14 | Variable% [19] | Subordinate | BBB-/Baa3 |
| B-4 | 1,206,700.00 | Not Offered Hereby | | Variable% [20] | Subordinate | BB/Ba3 |
| C | 2,413,108.00 | Not Offered Hereby | | N/A | Subordinate | NR |

(1) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Principal Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) and assuming the Optional Clean-Up Call is exercised at the earliest Clean-Up Call Option Date.

(3) Credit support for the Certificates will be provided through subordination and fully funded overcollateralization as of the Closing Date of approximately 1.00% and excess spread.

(4) The Class A-1A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.964% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(5) The Class A-1B Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 0.11% (the floating rate margin will be 2 times the intial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%. Until the Distribution Date in July 2009, the Class A-1B Certificates will be entitled to proceeds from a yield maintenance agreement.

(6) The Class A-2 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 0.20% (the floating rate margin will be 2 times the intial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%. Until the Distribution Date in May 2009, the Class A-2 Certificates will be entitled to proceeds from a yield maintenance agreement.

 
(7) The Class A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.999% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(8) The Class A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.986% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(9) The Class A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.204% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(10) The Class A-6 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.269% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(11) The Class A-7 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.930% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(12) The Class A-8 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.930% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(13) The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.104% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(14) The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.345% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(15) The Class M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.394% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(16) The Class M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.444% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(17) The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 1.00% (the floating rate margin will be 1.5 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

(18) The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 1.30% (the floating rate margin will be 1.5 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

(19) The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 2.00% (the floating rate margin will be 1.5 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

(20) The Class B-4 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 2.00% (the floating rate margin will be 1.5 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

### Transaction Summary

| | |
|---|---|
| Depositor: | WaMu Asset Acceptance Corp. ("**WAAC**"). |
| Trust: | Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-9 Trust. |
| Servicer: | Washington Mutual Bank ("**WMB**"). |
| Lead Manager: | WaMu Capital Corp. |
| Trustee: | LaSalle Bank National Association. |
| Delaware Trustee: | Christiana Bank & Trust Company. |
| Rating Agencies: | It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein. |
| Cut-off Date: | October 1, 2006. |
| Statistical Cut-Off Date: | September 1, 2006. |
| Closing Date: | October 30, 2006. |
| Servicing Fee: | Initially 0.5000% |
| Distribution Date: | The 25$^{th}$ of each month (or if such day is not a business day, the next succeeding business day), commencing in November 2006. |
| Due Period: | With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date. |
| Class A Certificates: | Classes A-1A, A-1B, A-2, A-3, A-4, A-5, A-6, A-7, and A-8. |
| Class M Certificates: | Classes M-1, M-2, M-3 and M-4. |
| Class B Certificates: | Classes B-1, B-2, B-3, and B-4. |
| Fixed Rate Certificates: | Classes A-1A, A-3, A-4A, A-5, A-6, A-7, A-8, and Class M Certificates. |
| Variable Rate Certificates: | Classes A-1B, A-2, and Class B Certificates. |
| Senior Certificates: | Class A Certificates. |
| Subordinate Certificates: | Class M, Class B and Class C Certificates. |
| Certificates: | Senior Certificates and Subordinate Certificates. |
| Offered Certificates: | Class A, Class M, Class B-1, Class B-2, and Class B-3 Certificates. |
| Non-Offered Certificates: | Class B-4 and Class C Certificates. |

 
| | |
|---|---|
| Registration: | Each class of Offered Certificates will initially be represented by a single Certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York. |
| Federal Tax Treatment: | For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. The Offered Certificates will represent ownership of regular interests for federal tax income purposes. |
| SMMEA Treatment: | The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). |
| ERISA Eligibility: | The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. |
| Optional Clean-Up Call: | The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**"). |
| Day Count: | 30/360 for the Fixed Rate Certificates and Actual/360 for the Variable Rate Certificates. |
| Interest Accrual Period: | The interest accrual period for the Fixed Rate Certificates for a given Distribution Date will be the calendar month prior to such Distribution Date. The interest accrual period for the Variable Rate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Investor Settlement Date) and ending on the 24th day of the month during which such Distribution Date occurs. |
| Delay Days: | 24 day delay for the Fixed Rate Certificates and 0 day delay for the Variable Rate Certificates. |
| Pricing Prepayment Speed: | 100% PPC equals 10% CPR to 25% CPR over 12 months and remaining at 25% CPR thereafter. |
| Settlement: | The Variable Rate Certificates settle flat while all other bonds settle with 30 days of accrued interest. The Investor Settlement Date with respect to the Variable Rate Certificates is October 30, 2006. The Investor Settlement Date with respect to the Fixed Rate Certificates is October 31, 2006. |
| Compensating Interest: | Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, |

 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

| | |
|---|---|
| Mortgage Loans: | The Mortgage Loans consist of Alt-A, fixed rate, first lien residential mortgage loans with original terms to maturity of not more than [30] years. |
| | On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is **$241,332,108**, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein. |

| Originator Concentrations | Approx % |
|---|---|
| M&T Mortgage Corporation | 45.23% |
| First Magnus Financial Corporation | 14.31% |

All Other Originators Less Than 10%

See "**Originator Disclosure**" section.

| | |
|---|---|
| Servicer Advances: | The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments. |
| Excess Spread: | The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date. |

| | |
|---|---|
| Gross WAC: | 7.2459% |
| Less Initial Servicing Fee: | 0.5000% |
| Net WAC: | 6.7459% |
| Less Initial Certificate Coupon (Approx.): | 5.5304% |
| Initial Excess Spread: | 1.2155% |

| | |
|---|---|
| Pass-Through Rate: | The "**Pass-Through Rate**" with respect to each Mortgage Loan is equal to the mortgage rate less the Servicing Fee. |
| Net Funds Cap: | The weighted average Pass-Through rates of the Mortgage Loans in effect on the beginning of the related Due Period. |
| Net WAC Cap: | The "**Net WAC Cap**" will be equal to (a) for the Fixed Rate Certificates, the Net Funds Cap and (b) for the Variable Rate Certificates, the Net Funds Cap multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Interest Accrual Period. |
| Credit Enhancement: | Credit enhancement consists of the following:<br><br>1) Net Monthly Excess Cashflow;<br>2) Overcollateralization Amount; and<br>3) Subordination. |

 
| | |
|---|---|
| Accrued<br>Certificate Interest: | For each class of Certificates and any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate balance immediately prior to such Distribution Date at the related Certificate Interest Rate as reduced by that class' share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes. |
| Interest Remittance<br>Amount: | For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee. |

Principal
Remittance Amount:  For any Distribution Date, the sum of:

(i)      all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related remittance date;

(ii)     the principal portion of all partial prepayments received during the month prior to the month during which such Distribution Date occurs and all full prepayments received from the 15th day of the prior month through the 14th day of the month during which such Distribution Date occurs;

(iii)    the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs;

(iv)     the principal portion of the repurchase price for any repurchased Mortgage Loans that were repurchased during the prior calendar month;

(v)      the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan that was substituted during the prior calendar month; and

(vi)     the principal portion of the termination price if the Optional Clean-Up Call is exercised.

| | |
|---|---|
| Principal<br>Distribution Amount: | On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount. |
| Basic Principal<br>Distribution Amount: | On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any. |
| Extra Principal<br>Distribution Amount: | For any Distribution Date, the lesser of (i) the excess, if any, of (x) the Interest Remittance Amount for such Distribution Date, over (y) the sum of interest payable on the Certificates (other than the Class C Certificates) from the Interest Remittance Amount on such Distribution Date pursuant to the interest |

 
waterfall described below in "Distributions—Interest Distributions" and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.

| | |
|---|---|
| Overcollateralization Deficiency Amount: | For any Distribution Date will be equal to the amount, if any, by which (x) the Targeted Overcollateralization Amount for such Distribution Date exceeds (y) the Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Certificates (other than the Class C Certificates) resulting from the payment of the Basic Principal Distribution Amount on such Distribution Date, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date. |
| Excess Subordinated Amount: | For any Distribution Date, will equal the excess, if any, of (i) the Overcollateralization Amount, over (ii) the Targeted Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Certificates (other than the Class C Certificates) that would result if 100% of the Principal Remittance Amount were applied as a principal payment on such Distribution Date to the Certificates (other than the Class C Certificates), and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date. |
| Targeted Overcollateralization Amount: | For any Distribution Date prior to the Stepdown Date, approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; with respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, the greater of (a) 2.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, or (b) 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; with respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date. |
| Net Monthly Excess Cashflow: | For any Distribution Date, the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the Certificates (other than the Class C Certificates) pursuant to the interest and principal waterfalls described below in "Distributions—Interest Distributions" and "—Principal Distributions". |
| Overcollateralization Amount: | For any Distribution Date, will equal the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. |



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

Mortgage Insurance: As of the Statistical Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by mortgage insurance.

Stepdown Date: The earlier to occur of:
(i) the Distribution Date immediately following the Distribution Date on which the aggregate class principal balance of the Senior Certificates has been reduced to zero; and
(ii) the later to occur of
        a. the Distribution Date occurring in November 2009; and
        b. the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to approximately 14.50%.

The following table sets forth the Initial Credit Enhancement Percentage and Step-Down Credit Enhancement Percentage for the Class A, Class M and Class B Certificates:

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 7.25% | 14.50% |
| M-1 | 4.90% | 9.80% |
| M-2 | 4.00% | 8.00% |
| M-3 | 3.50% | 7.00% |
| M-4 | 3.00% | 6.00% |
| B-1 | 2.50% | 5.00% |
| B-2 | 2.00% | 4.00% |
| B-3 | 1.50% | 3.00% |
| B-4 | 1.00% | 2.00% |

Trigger Event: A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 day+ rolling average equals or exceeds 48.28% of the Credit Enhancement Percentage for the Class A Certificates (the 60 day+ rolling average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure, all REO Property and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "**Cumulative Realized Loss Percentage**") exceeds the amounts set forth below:

| Distribution Date | Percentage |
|---|---|
| November 2009 through October 2010 | 0.55% for the first month plus an additional 1/12 of 0.40% for each month thereafter |
| November 2010 through October 2011 | 0.95% for the first month plus an additional 1/12 of 0.40% for each month thereafter |
| November 2011 through October 2012 | 1.35% for the first month plus an additional 1/12 of 0.25% for each month thereafter |
| November 2012 and thereafter | 1.60% |


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

| | |
|---|---|
| Credit Enhancement Percentage: | The "**Credit Enhancement Percentage**" for any Distribution Date and any class of Certificates is equal to (i) the sum of (a) the aggregate Class Principal Balance of the classes of Certificates subordinate to such class of Certificates (other than the Class C Certificates) immediately before such Distribution Date and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans. |
| Class A-1A Certificate Interest Rate: | The Class A-1A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.964% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap. |
| Class A-1B Certificate Interest Rate: | The Class A-1B Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 0.11% (the floating rate margin will be 2 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%. Until the Distribution Date in July 2009, the Class A-1B Certificates will be entitled to proceeds from a yield maintenance agreement. |
| Class A-2 Certificate Interest Rate: | The Class A-2 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 0.20% (the floating rate margin will be 2 times the initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%. Until the Distribution Date in May 2009, the Class A-2 Certificates will be entitled to proceeds from a yield maintenance agreement. |
| Class A-3 Certificate Interest Rate: | The Class A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.999% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap. |
| Class A-4 Certificate Interest Rate: | The Class A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.986% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap. |
| Class A-5 Certificate Interest Rate: | The Class A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.204% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap. |
| Class A-6 Certificate Interest Rate: | The Class A-6 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.269% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap. |

 
Class A-7
Certificate Interest Rate: The Class A-7 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.930%% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class A-8
Certificate Interest Rate: The Class A-8 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 5.930% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class M-1
Certificate Interest Rate: The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.104% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class M-2
Certificate Interest Rate: The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.345% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class M-3
Certificate Interest Rate: The Class M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.394% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class M-4
Certificate Interest Rate: The Class M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) 6.444%% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class B-1
Certificate Interest Rate: The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 1.00% (the floating rate margin will be 1.5 times initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

Class B-2
Certificate Interest Rate: The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 1.30% (the floating rate margin will be 1.5 times initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

Class B-3
Certificate Interest Rate: The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 2.00% (the floating rate margin will be 1.5 times initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.

Class B-4
Certificate Interest Rate: The Class B-4 Certificates will accrue interest at a per annum interest rate equal to the least of (i) one month LIBOR plus 2.00% (the floating rate margin will be 1.5 times initial margin after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Net WAC Cap and (iii) 11.00%.


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

| | |
|---|---|
| Class A-1B and Class A-2 Basis Risk Carry Forward Amounts: | As to any Distribution Date, the Basis Risk Carry Forward Amount for the Classes A-1B and A-2 Certificates will equal the sum of: |

(i)    the excess, if any, of interest that would otherwise be due on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap, but subject to a maximum rate of 11.00%) over interest due on such class at a rate equal to the Net WAC Cap (reduced by any amounts received from the Class A-1B Yield Maintenance Agreement);

(ii)    any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and

(iii)    interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap, but subject to a maximum rate of 11.00%).

**Class A-1A, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, and Class M Basis Risk Carry Forward Amounts:**

As to any Distribution Date, the Basis Risk Carry Forward Amount for each of the Class A-1A, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, and each Class of the Class M Certificates will equal the sum of:

(i)    the excess, if any, of interest that would otherwise be due on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class at a rate equal to the Net WAC Cap;

(ii)    any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and

(iii)    interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap).

**Class B Basis Risk Carry Forward Amounts:**

As to any Distribution Date, the Basis Risk Carry Forward Amount for each class of Class B Certificates will equal the sum of:

(i)    the excess, if any, of interest that would otherwise be due on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap, but subject to a maximum rate of 11.00%) over interest due on such class at a rate equal to the Net WAC Cap;

(ii)    any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and

(iii)    interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap, but subject to a maximum rate of 11.00%).

**Class A Principal Distribution Amount:**

Will be an amount equal to the excess of (x) the aggregate Class Principal Balance of the Senior Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.5% and (ii) the aggregate Scheduled Principal Balance of the Mortgage Loans on that Distribution Date and (B) the aggregate principal balance of the Mortgage Loans on that Distribution Date less 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

 
Class M-1 Principal
Distribution Amount:    Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date) and (B) the Class Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 90.2% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal
Distribution Amount:    Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the Class Principal Balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Class Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 92.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal
Distribution Amount:    Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1 and Class M-2 Certificates (after taking into account any payment of the Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 93.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal
Distribution Amount:    Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, and Class M-3 Certificates (after taking into account any payment of the Class M-1, Class M-2, and Class M-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 94.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.


Class B-1 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M Certificates (after taking into account any payment of the Class M Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 95.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M and Class B-1 Certificates (after taking into account any payment of the Class M and Class B-1 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 96.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M, Class B-1, and Class B-2 Certificates (after taking into account any payment of the Class M, Class B-1, and Class B-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 97.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-4 Principal
Distribution Amount:

Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M, Class B-1, Class B-2, and Class B-3 Certificates (after taking into account any payment of the Class M, Class B-1, Class B-2, and Class B-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-4 Certificates immediately prior to such Distribution Date, over (y) the

 
lesser of (A) the product of (i) 98.0% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

**Realized Losses:** With respect to defaulted Mortgage Loans that are liquidated, the realized loss amount is equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fees in respect to such Mortgage Loans.

**Lockout Distribution Amount:** For any Distribution Date, the Lockout Distribution Percentage for such Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the Class Principal Balance of the Class A-7 and Class A-8 Certificates and the denominator of which is the aggregate Class Principal Balance of all of the Class A Certificates (in each case immediately prior to such Distribution Date) and (B) the Class A Principal Distribution Amount for such Distribution Date.

**Lockout Distribution Percentage:** The Lockout Distribution Percentage is assigned as follows:

| Distribution Date Occuring in | Percentage |
| --- | --- |
| November 2006 to October 2009 | 0% |
| November 2009 to October 2011 | 45% |
| November 2011 to October 2012 | 80% |
| November 2012 to October 2013 | 100% |
| November 2013 and thereafter | 300% |

**Class A-1B Yield Maintenance Agreement:** The Class A-1B Certificates will have the benefit of a yield maintenance agreement between the Trust and an approved counterparty, entered into on or before the Closing Date. The Class A-1B Yield Maintenance Agreement is intended to partially mitigate the risk to the Class A-1B Certificates that LIBOR plus the related margin (subject to a cap of 11.000%) will exceed the Net WAC Cap. The Class A-1B Yield Maintenance Schedule was calculated assuming a 75% PPC prepayment rate and assuming the Optional Clean-Up Call is exercised at the earliest Clean-Up Call Option Date.

**Class A-2 Yield Maintenance Agreement:** The Class A-2 Certificates will have the benefit of a yield maintenance agreement between the Trust and an approved counterparty, entered into on or before the Closing Date. The Class A-2 Yield Maintenance Agreement is intended to partially mitigate the risk to the Class A-2 Certificates that LIBOR plus the related margin (subject to a cap of 11.000%) will exceed the Net WAC Cap. The Class A-2 Yield Maintenance Schedule was calculated assuming a 100% PPC prepayment rate and assuming the Optional Clean-Up Call is exercised at the earliest Clean-Up Call Option Date.

**Allocation of Realized**


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

Losses:    Losses on the Mortgage Loans will first reduce the portion of Net Monthly Excess Cashflow available for distribution after giving effect to the distribution under clause (1) under "Distributions—Allocation of Net Monthly Excess Cashflow" below and then will reduce the Overcollateralization Amount. If the Overcollateralization Amount has been reduced to zero, then losses will be allocated to the Subordinate Certificates(other than the Class C Certificates) in reverse order of priority, in each case, until their Class Principal Balances have been reduced to zero.

On each Distribution Date, if the aggregate Class Principal Balance of all outstanding classes of Certificates (other than the Class C Certificates) exceeds the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to distributions of principal and the allocation of all losses to those certificates on that Distribution Date), that excess will be deemed a principal loss and will be allocated to the most junior class of Subordinate Certificates(other than the Class C Certificates) then outstanding until the aggregate Class Principal Balance of the Subordinate Certificates(other than the Class C Certificates) is reduced to zero. Losses will not be allocated to the Senior Certificates.

## Distributions

### Interest Distributions

On each Distribution Date, interest distributions from the Interest Remittance Amount, together with, to the extent indicated below, amounts available under the yield maintenance agreement, will be distributed sequentially as follows:

1. first, to the Senior Certificates, pro-rata, their Accrued Certificate Interest;

2. second, to the Class A-1B and Class A-2 Certificates, payments, if any, received under the Class A-1B and Class A-2 Yield Maintenance Agreements respectively;

3. third, to the Senior Certificates, pro rata, their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates;

4. fourth, to the Class M-1 Certificates, their Accrued Certificate Interest;

5. fifth, to the Class M-2 Certificates, their Accrued Certificate Interest;

6. sixth, to the Class M-3 Certificates, their Accrued Certificate Interest;

7. seventh, to the Class M-4 Certificates, their Accrued Certificate Interest;

8. eighth, to the Class B-1 Certificates, their Accrued Certificate Interest;

9. ninth, to the Class B-2 Certificates, their Accrued Certificate Interest;

10. tenth, to the Class B-3 Certificates, their Accrued Certificate Interest; and

11. eleventh, to the Class B-4 Certificates, their Accrued Certificate Interest.

### Principal Distributions



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

On each Distribution Date (a) prior to the Stepdown Date or (b) on or after the Stepdown Date and on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following order of priority:

1. first, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero, sequentially, as follows:

    a. first, to the holders of the Class A-7 and Class A-8 Certificates either (1) if a Trigger Event is not in effect on that Distribution Date, the Lockout Distribution Amount pro rata, until Class A-7 and Class A-8 Class Principal Balances have each been reduced to zero, or (2) if a Trigger Event is in effect on that Distribution Date, the Lockout Distribution Amount sequentially, first, to the holders of the Class A-7 Certificates, until the Class A-7 Principal Balance has been reduced to zero, and, second, to the holders of the Class A-8 Certificates, until the Class A-8 Principal Balance has been reduced to zero;

    b. second, concurrently to the holders of the Class A-1A and Class A-1B Certificates, pro-rata, until the Class A-1A and Class A-1B Principal Balances have been reduced to zero;

    c. third, pay in the following manner, until the Class A-3 Principal Balance has been reduced to zero:

        (i) pay 50.0000000000% to the holders of the Class A-3 Certificates, until the Class A-3 Principal Balance has been reduced to zero;

        (ii) pay 50.0000000000% in the following manner:

            a. first, to the holders of the Class A-2 Certificates, until the Class A-2 Principal Balance has been reduced to zero; and

            b. second, to the holders of the Class A-4 Certificates, until the Class A-4 Principal Balance has been reduced to zero;

    d. fourth, to the holders of the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero;

    e. fifth, to the holders of the Class A-6 Certificates, until the Class A-6 Principal Balance has been reduced to zero;

    f. sixth, to the holders of the Class A-7 and Class A-8 Certificates either (1) if a Trigger Event is not in effect on that Distribution Date, pro rata, until Class A-7 and Class A-8 Class Principal Balances have each been reduced to zero, or (2) if a Trigger Event is in effect on that Distribution Date, sequentially, first, to the holders of the Class A-7 Certificates, until the Class A-7 Principal Balance has been reduced to zero, and, second, to the holders of the Class A-8 Certificates, until the Class A-8 Principal Balance has been reduced to zero; and

2. second, sequentially, in the following order of priority:


    a. first, to the holders of the Class M-1 Certificates, until the Class M-1 Principal Balance has been reduced to zero;

    b. second, to the holders of the Class M-2 Certificates, until the Class M-2 Principal Balance has been reduced to zero;

    c. third, to the holders of the Class M-3 Certificates, until the Class M-3 Principal Balance has been reduced to zero;

    d. fourth, to the holders of the Class M-4 Certificates, until the Class M-4 Principal Balance has been reduced to zero;

    e. fifth, to the holders of the Class B-1 Certificates, until the Class B-1 Principal Balance has been reduced to zero;

    f. sixth, to the holders of the Class B-2 Certificates, until the Class B-2 Principal Balance has been reduced to zero;

    g. seventh, to the holders of the Class B-3 Certificates, until the Class B-3 Principal Balance has been reduced to zero; and

    h. eighth, to the holders of the Class B-4 Certificates, until the Class B-4 Principal Balance has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following amounts and order of priority:

    1. first, to the holders of the Class A Certificates, up to the Class A Principal Distribution Amount, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero, sequentially, as follows:

        a. first, to the holders of the Class A-7 and Class A-8 Certificates, the Lockout Distribution Amount pro rata, until Class A-7 and Class A-8 Class Principal Balances have each been reduced to zero,

        b. second, concurrently to the holders of the Class A-1A and Class A-1B Certificates, pro-rata, until the Class A-1A and Class A-1B Principal Balances have been reduced to zero;

        c. third, pay in the following manner, until the Class A-3 Principal Balance has been reduced to zero:

            (i) pay 50.0000000000% to the holders of the Class A-3 Certificates, until the Class A-3 Principal Balance has been reduced to zero;

            (ii) pay 50.0000000000% in the following manner:

                a. first, to the holders of the Class A-2 Certificates, until the Class A-2 Principal Balance has been reduced to zero; and

 
b. second, to the holders of the Class A-4 Certificates, until the Class A-4 Principal Balance has been reduced to zero;

d. fourth, to the holders of the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero;

e. fifth, to the holders of the Class A-6 Certificates, until the Class A-6 Principal Balance has been reduced to zero;

f. sixth, to the holders of the Class A-7 and Class A-8 Certificates, pro rata, until Class A-7 and Class A-8 Class Principal Balances have each been reduced to zero; and

2. second, sequentially, in the following order of priority:

a. first, to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Class M-1 Principal Balance has been reduced to zero;

b. second, to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Class M-2 Principal Balance has been reduced to zero;

c. third, to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Class M-3 Principal Balance has been reduced to zero;

d. fourth, to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Class M-4 Principal Balance has been reduced to zero;

e. fifth, to the holders of the Class B-1 Certificates, up to the Class B-1 Principal Distribution Amount, until the Class B-1 Principal Balance has been reduced to zero;

f. sixth, to the holders of the Class B-2 Certificates, up to the Class B-2 Principal Distribution Amount, until the Class B-2 Principal Balance has been reduced to zero;

g. seventh, to the holders of the Class B-3 Certificates, up to the Class B-3 Principal Distribution Amount, until the Class B-3 Principal Balance has been reduced to zero; and

h. eighth, to the holders of the Class B-4 Certificates, up to the Class B-4 Principal Distribution Amount, until the Class B-4 Principal Balance has been reduced to zero.

Notwithstanding the allocation of principal to the Class A Certificates described above, from and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2, Class B-3, and Class B-4 Certificates have been reduced to zero, any principal distributions allocated to the Class A Certificates will be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances. However, the aggregate allocations to the Class A-7 and Class A-8 Certificates will not be paid pro rata, but instead will be paid sequentially, first, to the Class A-7 Certificates until the



Class A-8 Principal Balance has been reduced to zero, and second, to the Class A-7 Certificates until the Class A-8 Principal Balance has been reduced to zero.

Allocation of Net Monthly Excess Cashflow

On each Distribution Date any Net Monthly Excess Cashflow will be distributed sequentially as follows:

1. first, to the holders of the Certificates, as principal, the Extra Principal Distribution Amount, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been achieved;

2. second, to the holders of the Class M-1 Certificates, their unpaid Accrued Certificate Interest;

3. third, to the holders of the Class M-2 Certificates, their unpaid Accrued Certificate Interest;

4. fourth, to the holders of the Class M-3 Certificates, their unpaid Accrued Certificate Interest;

5. fifth, to the holders of the Class M-4 Certificates, their unpaid Accrued Certificate Interest;

6. sixth, to the holders of the Class B-1 Certificates, their unpaid Accrued Certificate Interest;

7. seventh, to the holders of the Class B-2 Certificates, their unpaid Accrued Certificate Interest;

8. eighth, to the holders of the Class B-3 Certificates, their unpaid Accrued Certificate Interest;

9. ninth, to the holders of the Class B-4 Certificates, their unpaid Accrued Certificate Interest;

10. tenth, to each class of Subordinate Certificates (other than the Class C Certificates) in order of seniority, up to the amount of unreimbursed realized principal losses previously allocated to that class, if any; provided, however, that any amounts distributed pursuant to this clause will not cause a further reduction in the Class Principal Balance of any of the Certificates;

11. eleventh, concurrently, to the Class A Certificates, pro rata, any Basis Risk Carry Forward Amount for such class for such Distribution Date;

12. twelfth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2, Class B-3, and Class B-4 Certificates up to their respective Basis Risk Carry Forward Amount for such Distribution Date; and

13. thirteenth, to the holders of the Class C Certificates.

 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

## A1B Yield Maintenance Schedule

| Accrual Begin | Payment Date | Balance | Lower Strike | Upper Strike |
|---|---|---|---|---|
| 10/30/2006 | 11/25/2006 | $74,200,000.00 | 7.6730 | 10.89 |
| 11/25/2006 | 12/25/2006 | 72,479,095.77 | 6.6350 | 10.89 |
| 12/25/2006 | 01/25/2007 | 70,607,911.21 | 6.4170 | 10.89 |
| 01/25/2007 | 02/25/2007 | 68,589,624.78 | 6.4170 | 10.89 |
| 02/25/2007 | 03/25/2007 | 66,427,908.05 | 7.1170 | 10.89 |
| 03/25/2007 | 04/25/2007 | 64,126,834.41 | 6.4180 | 10.89 |
| 04/25/2007 | 05/25/2007 | 61,690,868.53 | 6.6350 | 10.89 |
| 05/25/2007 | 06/25/2007 | 59,124,854.04 | 6.4180 | 10.89 |
| 06/25/2007 | 07/25/2007 | 56,433,999.24 | 6.6350 | 10.89 |
| 07/25/2007 | 08/25/2007 | 53,623,861.07 | 6.4180 | 10.89 |
| 08/25/2007 | 09/25/2007 | 50,862,761.31 | 6.4180 | 10.89 |
| 09/25/2007 | 10/25/2007 | 48,149,849.32 | 6.6360 | 10.89 |
| 10/25/2007 | 11/25/2007 | 45,484,289.16 | 6.4180 | 10.89 |
| 11/25/2007 | 12/25/2007 | 42,865,259.31 | 6.6360 | 10.89 |
| 12/25/2007 | 01/25/2008 | 40,291,952.48 | 6.4180 | 10.89 |
| 01/25/2008 | 02/25/2008 | 37,763,575.31 | 6.4180 | 10.89 |
| 02/25/2008 | 03/25/2008 | 35,279,348.16 | 6.8680 | 10.89 |
| 03/25/2008 | 04/25/2008 | 32,838,504.87 | 6.4180 | 10.89 |
| 04/25/2008 | 05/25/2008 | 30,440,292.50 | 6.6360 | 10.89 |
| 05/25/2008 | 06/25/2008 | 28,083,971.15 | 6.4180 | 10.89 |
| 06/25/2008 | 07/25/2008 | 25,768,813.70 | 6.6360 | 10.89 |
| 07/25/2008 | 08/25/2008 | 23,494,105.60 | 6.4190 | 10.89 |
| 08/25/2008 | 09/25/2008 | 21,259,144.66 | 6.4190 | 10.89 |
| 09/25/2008 | 10/25/2008 | 19,063,240.81 | 6.6360 | 10.89 |
| 10/25/2008 | 11/25/2008 | 16,905,715.93 | 6.4190 | 10.89 |
| 11/25/2008 | 12/25/2008 | 14,785,903.62 | 6.6360 | 10.89 |
| 12/25/2008 | 01/25/2009 | 12,703,149.00 | 6.4190 | 10.89 |
| 01/25/2009 | 02/25/2009 | 10,656,808.51 | 6.4190 | 10.89 |
| 02/25/2009 | 03/25/2009 | 8,646,249.73 | 7.1190 | 10.89 |
| 03/25/2009 | 04/25/2009 | 6,670,851.17 | 6.4190 | 10.89 |
| 04/25/2009 | 05/25/2009 | 4,730,002.08 | 6.6370 | 10.89 |
| 05/25/2009 | 06/25/2009 | 2,823,102.29 | 6.4190 | 10.89 |
| 06/25/2009 | 07/25/2009 | 949,562.01 | 6.6370 | 10.89 |
| 07/25/2009 | 08/25/2009 | 0.00 | 0.0000 | 0.00 |

 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

### A2 Yield Maintenance Schedule

| Accrual Begin | Payment Date | Balance | Lower Strike | Upper Strike |
|---|---|---|---|---|
| 10/30/2006 | 11/25/2006 | $10,000,000.00 | 7.5840 | 10.80 |
| 11/25/2006 | 12/25/2006 | 10,000,000.00 | 6.5460 | 10.80 |
| 12/25/2006 | 01/25/2007 | 10,000,000.00 | 6.3280 | 10.80 |
| 01/25/2007 | 02/25/2007 | 10,000,000.00 | 6.3280 | 10.80 |
| 02/25/2007 | 03/25/2007 | 10,000,000.00 | 7.0280 | 10.80 |
| 03/25/2007 | 04/25/2007 | 10,000,000.00 | 6.3290 | 10.80 |
| 04/25/2007 | 05/25/2007 | 10,000,000.00 | 6.5460 | 10.80 |
| 05/25/2007 | 06/25/2007 | 10,000,000.00 | 6.3290 | 10.80 |
| 06/25/2007 | 07/25/2007 | 10,000,000.00 | 6.5460 | 10.80 |
| 07/25/2007 | 08/25/2007 | 10,000,000.00 | 6.3290 | 10.80 |
| 08/25/2007 | 09/25/2007 | 10,000,000.00 | 6.3290 | 10.80 |
| 09/25/2007 | 10/25/2007 | 10,000,000.00 | 6.5470 | 10.80 |
| 10/25/2007 | 11/25/2007 | 10,000,000.00 | 6.3290 | 10.80 |
| 11/25/2007 | 12/25/2007 | 10,000,000.00 | 6.5470 | 10.80 |
| 12/25/2007 | 01/25/2008 | 10,000,000.00 | 6.3290 | 10.80 |
| 01/25/2008 | 02/25/2008 | 10,000,000.00 | 6.3290 | 10.80 |
| 02/25/2008 | 03/25/2008 | 10,000,000.00 | 6.7790 | 10.80 |
| 03/25/2008 | 04/25/2008 | 10,000,000.00 | 6.3290 | 10.80 |
| 04/25/2008 | 05/25/2008 | 10,000,000.00 | 6.5470 | 10.80 |
| 05/25/2008 | 06/25/2008 | 10,000,000.00 | 6.3290 | 10.80 |
| 06/25/2008 | 07/25/2008 | 10,000,000.00 | 6.5470 | 10.80 |
| 07/25/2008 | 08/25/2008 | 10,000,000.00 | 6.3300 | 10.80 |
| 08/25/2008 | 09/25/2008 | 10,000,000.00 | 6.3300 | 10.80 |
| 09/25/2008 | 10/25/2008 | 10,000,000.00 | 6.5470 | 10.80 |
| 10/25/2008 | 11/25/2008 | 10,000,000.00 | 6.3300 | 10.80 |
| 11/25/2008 | 12/25/2008 | 8,797,836.37 | 6.5470 | 10.80 |
| 12/25/2008 | 01/25/2009 | 7,128,992.79 | 6.3300 | 10.80 |
| 01/25/2009 | 02/25/2009 | 5,500,311.29 | 6.3300 | 10.80 |
| 02/25/2009 | 03/25/2009 | 3,910,829.21 | 7.0300 | 10.80 |
| 03/25/2009 | 04/25/2009 | 2,359,606.91 | 6.3300 | 10.80 |
| 04/25/2009 | 05/25/2009 | 845,727.21 | 6.5480 | 10.80 |
| 05/25/2009 | 06/25/2009 | 0.00 | 0.0000 | 0.00 |